Hoth Therapeutics, Inc.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

January 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Hoth Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 8, 2021
File No. 333-251994

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hoth Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Friday January 15, 2021, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8179 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer